September 13, 2005

Larry Spirgel

Assistant Director

Mail Stop 0407

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2004 (the “2004 Form 10-K”)

Filed April 18, 2005

Form 10-Q for Fiscal Quarter Ended June 30, 2005

File No. 1-13178

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated August 12, 2005 (the “August 12 Letter”) regarding the Company’s above-referenced filings. The responses to the Staff’s comments are provided in the order in which the comments were set out in the August 12 Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

1

Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

Form 10-K for Fiscal Year Ended December 31, 2004

Note 2 – Significant Accounting Policies, page 66

Goodwill and Indefinite Lived Intangibles, page 68

1.	We would like to arrange a conference call with you to discuss your response to comment 2.

                As requested during our conference call on August 23, 2005, the Company notes the following regarding the manner in which the Company tests for impairment of goodwill.

The Company confirms that each operating entity is an operating segment. The Company further confirms that prospectively, the Company will test goodwill on an operating segment level.

In response to the Staff’s request, the Company is providing additional quantitative analysis (Appendix A and Appendix B) to support the Company’s presentation of reportable segments as set out in the Company’s financial statements in the 2004 Form 10-K. Specifically, the Company has provided additional quantitative analysis for the MarCom Group to support the conclusion that the operating segments within the MarCom Group exhibit similar long-term financial performance characteristics. The Company evaluates long-term financial performance based on gross margin and the relationship of costs of salary as a percentage of revenue. These key performance indicators are used by management to both monitor and manage the operating segments. The Company has provided this analysis on a five year historic period and a one year projection for 2005 as it believes that five years is an appropriate period to assess long-term financial performance.

Based on the quantitative analysis contained in this submission, together with the Company’s analysis of the qualitative information provided in the Company’s June 14th and July 15th response letters, the Company believes that the criteria as set out in FAS 131 paragraph 17 have been met and therefore the Company may aggregate the operating segments in the MarCom group into one reportable segment.

The Company has also provided additional analysis related to the SPI Group that supports reporting the four operating segments as one reportable segment.

MarCom Group

The MarCom Group of companies consists of small to midsize businesses primarily located in North America. Revenues are derived from short-term project assignments, and longer-term contracts or arrangements that contain an industry norm 90-day cancellation clause. Each MarCom Group entity derives the majority of its revenue in any given year from its top ten customers. The loss of a significant customer or the changing in their spending pattern could

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

significantly impact revenue period over period. Consequently, the businesses in the MarCom Group have a volatile revenue pattern indicative of the shorter-term project-driven business within which environment they operate. Due to the volatility, management is required to manage its staff compliment on a short-term outlook basis. This volatile revenue stream results in significant swings in profitability and staff costs to revenue from period to period for most of the operating segments; however, the operating segments have similar economic characteristics over the long-term. Results of operations in any given year may vary significantly based on specific client and project wins and losses and shifts in client spending among periods, as well as the unavoidable lag in increasing and decreasing staffing resources necessary to match the revenue servicing requirements and to maintain profitability. This pattern of similar long-term economic characteristics with periodic swings is evident in the attached exhibits.

Generally, the Company expects operating segments within the MarCom Group to have gross margins in the range of 30-40% and staff costs as a percentage of revenue in the range of 50-60% over the long-term. Management uses these key performance indicators in managing the operating segments within the MarCom group. In many instances, management has taken decisive action to address entities that are not achieving these measures. These actions include changing senior management at the operating entity, merging the operating entity with another operating segment within the MarCom group or assisting in implementing performance improvement initiatives. Some of these activities have been highlighted in our analysis.

Gross Margins Analysis

As shown in the gross margin analysis exhibit, nearly all of the operating segments in the MarCom Group show historical margins in the 30-40% range with fluctuations in any given period attributable to the general factors set out above and those specific factors set out on the attached exhibit.

The following four business units have gross margins outside the 30-40% range however, as described below, the Company believes that they should be aggregated with the MarCom Group as, on balance, their long-term economic characteristics are similar with the MarCom Group.

•

KBP LLC (“KBP”) and Crispin Porter & Bogusky (“CPB”) – KBP is a New York based agency that has been recognized as one of the best regional agencies in the United States as evidenced by being named the 2004 “Regional Agency of the Year” in Ad Week. CPB, a Miami based agency, has been recognized as one of the best agencies in the US as evidenced by being named the 2004 “Agency of the Year” by Ad Age. Their reputations for quality and innovative work have provided KBP and CPB with the opportunity to perform services at a more profitable level, resulting in a general overall higher gross margin. The Company believes that KBP and CPB meet the criteria of similar economic performance as their economic trends are effected by the same economic factors of the other agencies (i.e.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

volatility of revenue and managing of staff costs), KBP’s and CPB’s staff costs as a percentage of revenue are within the expected range of 50-60%. In combination with the strength of the qualitative factors, previously provided to the Commission, the Company has aggregated these entities.

•

TargetCom - TargetCom is similar to other entities within the MarCom Group providing direct marketing services. TargetCom, however, provides a specific highly focused type of direct marketing which provides its customers with a measurable result. Such specialized services enable TargetCom to obtain higher margins than other entities. Staff costs as a percent of revenue are within the expected overall cost structure range of 50-60%. Economic factors, such as client spending on marketing communications, have a direct impact TargetCom as well as the other entities within the MarCom Group. Based on these facts and the strength of the qualitative factors, the Company has aggregated this entity within the MarCom Group.

•

Northstar Research Partners (“Northstar”) – Northstar is an agency with operations in the United States, Canada, and the United Kingdom. Northstar provides a significant amount of marketing communications related research, which requires the use of a significant amount of focus group services. Northstar outsources the provisions of focus group services from third party providers. Northstar provides these services to its customers as the primary obligor and not as agent, and therefore accounts for the outsourced service costs relating to focus group work on a gross basis as revenue and expenses. Other agencies within the MarCom segment primarily engage outsourced services on an “agent” basis and therefore record the amounts net on the income statement. As a result of this accounting difference, the gross margins for Northstar have consistently been below the 30-40% range. However, if these third party costs were excluded from Northstar’s revenues and cost of services in 2003 and 2004, the gross margin percentage would have been approximately 41%, which is comparable to the other businesses within the MarCom Group. In addition, excluding these amounts from revenue would have increased the ratio of staff costs to revenue to approximately 61% for 2003 and 2004 which is more comparable to the 50%-60% range. Given that the primary reason for the differences in the gross margin and salary costs as a percentage of revenue from the other MarCom entities is the result of the method in which Northstar contracts with its customers and not on differences in long-term economic characteristics, the Company believes that it is appropriate to aggregate Northstar within the MarCom reportable segment.

The Company has identified two operating segments that do not meet the similar long-term economic characteristics criteria. However, both of these operating segments do not meet the quantitative tests under FAS 131 paragraph 18 to be disclosed separately. The following set out the Company’s rational for aggregating them with the MarCom Group.

•

Computer Composition – Computer Compositions is a Canadian company engaged in information processing, database management, desktop publishing, text storage and typesetting activities. Revenue in the 2003-2005 periods has ranged from $1.5-$2.0 million

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

per year. This business is servicing its last significant client until the services are no longer needed. No significant investments or expenditures have been made at this entity in the most recent years and none are expected in the future. We have aggregated Computer Composition with the MarCom group based on the similar qualitative factors previously provided and due to the immaterial size of the company and the fact that it would not impact the reportable segment results in any material way currently or in the future. To disclose it separately in “all other” or with Corporate would not be more meaningful than the current disclosure.

•

Life Med Marketing (“Life Med”) – Life Med commenced operations in 2004. Although the Company has less than a 50% interest in Life Med, the Company has consolidated the results of Life Med in 2004 based on VIE accounting. Life Med was a start-up operation and had no revenue in 2004. As a result of recent transactions, the Company believes that effective for the third quarter of 2005, this business unit will no longer be consolidated. We have aggregated Life Med with the MarCom Group based on the similar qualitative factors and due to the immaterial size of Life Med and the fact that it would not impact the reportable segment results in any material way currently or in the future. To disclose it separately in “all other” or with Corporate would not be more meaningful than the current disclosure.

Salary Costs as a Percentage of Revenues Analysis

The operating segments in the MarCom Group are in a services business with the primary cost of service being salary costs. In order to be profitable and competitive, service businesses in the marketing and communications industry need to monitor and manage their staff costs. Staff costs in the sector are generally impacted over the long-term by the same economic characteristics (inflation, business cycles) as well as industry characteristics (competition for resources, seasonality of business, spending on marketing and advertising).

Generally, salary costs as a percentage of revenue will fluctuate period over period as a result of several factors including the following:

•

As levels of agency revenues change (i.e., winning new work or losing a client) the agency must react to the change and either increase/decrease the staff compliment or increase revenue. The decision making process often lags the change in revenue due to the lag of hiring new employees and the lag in terminating employees when decreases in revenue are assessed to be other than temporary.

•	One time charges for severance costs.

However, over the long-term, salary costs are expected to be in the range of 50-60% of revenue. As discussed above, where entities generally have been higher than this range the Company has taken steps to change the existing management teams and restructure the business to manage the salary costs to the acceptable range.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

As shown in the salary costs as a percentage of revenue exhibit, nearly all of the operating segments in the MarCom Group show historical costs in the 50-60% range with fluctuations in any given period attributable to the general factors set out above and those specific factors set out on the attached exhibit.

The following four business units have salary costs as a percentage of revenue outside the 50-60% range however, as described below, the Company believes that they should be aggregated with the MarCom Group as, on balance, their other long-term economic characteristics are similar to the MarCom Group.

•

Accent – Accent provides marketing strategies services similar to other entities within the MarCom Group. These strategies include the design, development and implementation of direct marketing campaigns. Accent will often develop marketing plans that include the use of Accent’s call center facilities. Accent’s gross margins are within the 30-40% range; however, the staff costs as a percentage of revenue are lower than the expected range of 50-60%. The staff costs as a percentage of revenue are lower as revenue includes charges for the call centre costs (such as communication charges), thus increasing total revenue dollars without a corresponding increase in salary costs thereby reducing the staff cost ratio. At the Company’s other business entities, the call center services are outsourced and either recorded net on the income statement as the company acts as agent and not the primary obligor, or the end customer directly contracted for the call centre services. The economic factors such as client spending on marketing communications has a direct impact on Accent as well as the other entities within the MarCom Group. As a result of the above, the consistency of the gross margins and the qualitative analysis, previously provided, the Company believes that aggregation of Accent is appropriate.

•	Northstar – See description contained above under “Gross Margin Analysis” as it also addresses the salary cost variance.

•

Source Marketing (“Source”) and Bryan Mills – Source is a corporate communications firm providing promotion, event and other business building marketing services. Bryan Mills is a financial communications firm providing investor relation consulting and other services. Both Source and Bryan Mills outsource certain direct cost services to third parties such as printing, research and production services. Source and Bryan Mills provide these services to their customers as the primary obligor and not as agent and therefore account for the outsourced service costs on a gross basis as revenue and expenses. Other agencies within the MarCom segment primarily engage outsourced services on an “agent” basis and therefore record the amounts net on the income statement. As a result staff costs as a percentage of revenue are below the 50-60% range. Based on the foregoing factors, together with the fact that gross margins are within the expected 30-40% and combined with the qualitative analysis, the Company deemed it appropriate to aggregate these entities within the MarCom Group.

6

Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

Conclusion

Based on the above quantitative analysis and the previously provided qualitative analyses that demonstrated that the entities within the MarCom group meet the criteria set out in FAS 131 paragraph 17 a. to e., the Company believes that aggregating these operating segments into one reportable segment is appropriate. The conclusion to include Computer Composition and Life Med was based on the fact that these business units have similar qualitative factors (which have been previously provided in our July 15th letter) and including them in the reporting segment has no material impact on the reporting segments in the current or future periods. The Company believes that to include these entities in “all other” would be less meaningful to investors than it is to include these entities in the MarCom Group.

SPI Group

In the Company’s response dated July 15, 2005, the Company presented information to support that the secured products businesses could be aggregated as the Company believed that the conditions of FAS 131 paragraph 17 had been met. The Company continues to believe that the entities within the secured products business meet all of the qualitative factors in paragraph 17 of FAS 131. The Company also believes that these entities are impacted by similar economic factors, primarily the cost of the common raw materials such as paper, ink and various petroleum based products and the impact they have on operating results. The Company has, however, been unable to demonstrate that the entities exhibit similar economic characteristics (such as gross margin) over a reasonable period of time and therefore has re-analyzed the appropriateness of aggregation.

The Company has concluded that the four specialized secure products businesses (Metaca, Ashton Potter, Mercury Graphics and Placard) are individual operating segments. The Company has also concluded that none of these business units meet the quantitative guidance of paragraph 18 of FAS 131 requiring separate reporting as a reportable segment. Although Metaca’s operating loss in 2004 was in excess of 10% of the absolute amount of the reported profit, (actual amount 11.7%) Metaca only achieved this criterion due to a restructuring charge in 2004. Metaca will not meet the 10% threshold in 2005. (Note: an analysis of the 10% thresholds was provided in our response letter dated July 15, 2005)

Since the MarCom group represents greater than 75% of the consolidated revenue of the Company in 2004 (actual being 78%), the Company is not required to report additional operating segments as reporting segments as set out in paragraph 20 of FAS 131. Therefore the four entities in the secured printing group would be included in “all other”. The Company has identified this “all other” group as the Secured Products group as management believes this is most meaningful as investors view the Company as a marketing communication company with a secured products segment.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

The Company believes that combining the amounts into one reportable segment is consistent with the guidance provided in paragraph 21 of FAS 131. The Company also believes that the reporting of these operating segments into one reportable segment is consistent with the objectives of FAS 131.

Note 16 – Gain on Sale of Assets and Settlement of Long-term Debt, page 94

2.	We note your response to comment 3 and have the following comments.

Accounting for the exchange of Custom Direct Inc. (“CDI”) shares into Custom Direct Income Fund (the “Fund”) units

a.

We do not understand your basis in GAAP for treating the February 13, 2004 exchange of shares for units as a monetary transaction. In this regard, we note that investments in common stock are considered nonmonetary assets, based on the definition in paragraph 3 of APB 29. In addition, based on the guidance in Issue 1(c) of EITF 01-2, it appears that you should account for the exchange in accordance with paragraph 21 of APB Opinion 29. Please revise or further explain the basis in GAAP for your accounting. You should cite in your response the accounting literature that supports your accounting.

Accounting for the Company’s exchange of the Fund Units for the settlement of the debentures

b.

Since the closing price of the CDI Units was apparently $9.50 on November 28, 2003 and the exchangeable securities were issued at a price of $8.75 on December 1, 2003, it is unclear to us why it is reasonable to conclude the embedded total return swap had a fair value of zero at inception. Please revise to record the derivative at its fair value at inception, as required by SFAS No. 133.

In regard to the above comment, if you believe the fair value of the derivative was zero at inception you should provide us a copy of management’s detailed valuation analysis as support for this conclusion. It would also be necessary for you to explain why the Company incurred an unrealized loss of $3,974,000 on the embedded derivative during the month of December 2003. Tell us what occurred in December 2003 that can reasonably explain this significant change in value. As a part of your explanation, tell us how the value of the CDI Units changed from November 28th to December 31, 2003.

In determining the appropriate accounting for the exchange of the CDI shares for the Fund units, the Company considered the guidance in APB 29 and EITF 01-2. The Company agrees with the Staff that the transaction is a non-monetary transaction as both assets exchanged

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

meet the definition of a non-monetary asset under paragraph 3 of APB 29. The Company further notes, however, that under paragraph 3(e) of APB 29, the Fund units received in the exchange would not be considered productive assets as the Fund units are not accounted for under the equity method by the Company. This factor is further clarified in paragraph 2 of EITF 01-2.

APB 29 paragraph 3 (e):

“Productive assets are assets held for or used in the production of goods or services by the enterprise. Productive assets include an investment in another entity if the investment is accounted for by the equity method but exclude an investment not accounted for by that method.”

Paragraph 2 of EITF 01-2:

“Opinion 29 includes an exception to the basic principle of fair value for transactions in which an enterprise exchanges a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset (the similar productive asset exception). The Board concluded that such an exchange was "not essentially the culmination of an earnings process." A productive asset is defined in paragraph 3(e) of Opinion 29 as "assets held for or used in the production of goods or services by the enterprise. Productive assets include an investment in another entity if the investment is accounted for by the equity method but exclude an investment not accounted for by that method."..........”

Accordingly, the Company believes that the exchange is not within the scope of EITF 01-2.

The Company determined the nature of the assets being exchanged as follows:

1)

The Company accounted for its 20% investment in the CDI shares under the equity method of accounting. The rational for this accounting was set out on page 14 of our June 14, 2005 response letter. The pertinent paragraph has been repeated below.

“At the CDI level, while a majority of the ownership of CDI is concentrated in the 80% holding directly and indirectly by the Fund, the Security Holders Agreement precludes the Fund and its Trustees from operating CDI without regard to the views of the Company. The Security Holders Agreement permitted the Company to exercise significant influence over the operating and financial policies of CDI by its representation on the Board of Directors as the Chairman of the Board of Directors and the requirement of the Company’s Board representative to sit on any of the Board committees thus allowing it to participate in the policy making process. Accordingly, at the CDI level, the Company concluded that its investment in CDI should be accounted for under the equity method of accounting, and not the cost method.”

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

2)

The Company accounted for its passive investment in the units of the Fund received on the exchange under FAS 115 as an available-for-sale security as the Company could not exercise significant influence over the CDI Fund. Although the Company had a 20% interest in the CDI Fund, the Company had no significant influence over the operating and financial policies of the Fund which are governed by the Declaration of the Trust and subject to the governance of the Trustees. The Company had no position as a Trustee. Any major decisions of the Fund required a two thirds majority over which the Company does not exercise any influence. There were no facts or circumstances to overcome the presumption that the Company did not have significant influence over the governance of the Trust.

The Company believes that the exchange should be recorded at fair value as an exchange of an investment accounted for under the equity method for a passive investment in marketable securities accounted for in accordance with SFAS 115.

The Company also believes that the exceptions to fair value accounting under paragraph 21 of APB 29 do not apply since the exchange is not an exchange of similar productive assets, nor is it an exchange of an equivalent interest in the same or similar productive asset.

The Company believes that the accounting at fair value is appropriate given that the exchange was of an equity investment for a passive investment in marketable securities.

Determining the value of the embedded derivative

To fully answer the Staff’s question on the accounting for the Company’s exchange of the Fund Units for the settlement of the Exchangeable Securities, we have provided a comprehensive answer to all of the accounting matters addressed in reaching our accounting for the transactions.

Background

On December 1, 2003, MDC issued exchangeable securities (“Exchangeable Securities”) to the public at a price of $8.75 per Exchangeable Security (on November 28 2003, the closing price of the CDI Units was $9.50). Under the terms of the Exchangeable Securities, at any time after the Exchange Event, each Exchangeable Security will be redeemable by MDC for one CDI Unit and are exchangeable into one CDI Unit at the option of the holder. At any time on or after the completion of the audit for the Fund for the year ended December 31, 2004, and provided Exchange Event has occurred, the Exchangeable Securities will be redeemable by MDC for cash.

Redemption is at a redemption price per Exchangeable Security equal to (a) in the case of a CDI Unit redemption – One CDI Unit and (b) in the case of a cash redemption – the greater of (i) the principal amount ($8.75 per Exchangeable Security) and (ii) the Current Market Price of a CDI Unit.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

Upon the occurrence of an Exchange Event, MDC must issue a press release advising the holders of the Exchangeable Securities that they are entitled to exercise their exchange rights. At any time after the occurrence of an Exchange Event, each Exchangeable Security will be redeemable by MDC for one CDI Unit.

The Exchangeable Securities bear interest from December 1, 2003, at an adjustable rate payable equal to the percentage that the actual monthly distribution paid on a unit (‘‘Unit’’) of Custom Direct Income Fund (the ‘‘Fund’’) in such month is of the principal amount per Exchangeable Security, but in no event less than 0.25% (being 3% per annum).

On the maturity date, MDC will repay the Exchangeable Securities at their principal amount ($8.75 per Exchangeable Security) - satisfied by either (i) delivery of cash or (ii) CDI Units of equivalent value.

Identification of a derivative

Under FASB Statement No. 133 – Accounting for Derivative Instruments – (“FAS 133”), paragraph 12 requires that embedded derivate instruments meeting certain criteria must be separated from the host contract and accounted for separately as a derivative (i.e., accounted for at fair value with changes in fair value recognized currently in income):

•	Economic characteristics and risks of the embedded derivative are not clearly and closely related to those of the host contract.
•	The hybrid contract is not measured at fair value with changes recognized in earnings as they occur.
•	A separate instrument with the same terms as the embedded derivative instrument would be subject to the requirements of FAS 133.

In applying the guidance in the first bullet noted above, para. 60 of FASB 133 provides that unless the host contract embodies a claim to the residual interest in an entity, the host should be considered a debt instrument. In this instance, the host contract is a debt instrument since it does not involve any residual interest rights. Further, para. 61(k) of FASB 133 states that the changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related. Thus, for a debt security that is convertible into a specified number of shares of another entity’s common stock, the embedded derivative (that is, the conversion option) must be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirements of FASB 133.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

With respect to a hybrid instrument that includes equity-indexed interest payments, paragraph 61(h) states that the changes in fair value of an equity interest and the interest yield on a debt instrument are not clearly and closely related. Thus, the requirement that MDC pay “interest” to the holders of the Exchangeable Securities equal to the distributions on the CDI Units, is also an embedded derivative that is not clearly and closely connected to the debt host contract.

Thus, given that the Exchangeable Securities have a debt host contract and several embedded derivatives that have an equity underlying, we conclude that the first criterion has been met – i.e., the economic characteristics and risks of the embedded derivatives are not clearly and closely related to those of the debt host contract.

As for the second criterion above, Derivatives Implementation Group (“DIG”) Issue B24 - Embedded Derivatives: Interaction of the Requirements of EITF Issue No. 86-28 and Statement 133 Related to Structured Notes Containing Embedded Derivatives – discusses whether an indexed debt instrument that is adjusted for changes in the index is carried at fair value, and notes that it is not considered to be carried at fair value. Thus, this criterion has been met.

With respect to the last criterion above, the exchange right embedded in the Exchangeable Securities has an underlying, in this case, the CDI Unit price; a notional amount, the one CDI Unit for each Exchangeable Security; and the embedded derivative net settles, the CDI Units to be delivered are readily convertible to cash (they trade on the TSX). Further, paragraph 12(c) notes that the initial net investment (paragraph 8 of FAS 133) for the hybrid instrument is not considered the initial net investment for the embedded derivative. Lastly, due to the fact that the exchange rights in the Exchangeable Securities relate to CDI Units and not shares of MDC, the exchange rights, if they were freestanding derivatives, would not be classified in shareholders’ equity of MDC. Thus, we conclude that a separate instrument with the same terms as the exchange right would be subject to the provisions of FASB 133.

Thus, we believe the exchangeable feature of the Exchangeable Security is an embedded derivative that is required to be accounted for separately as a derivative under FASB 133.

What is the embedded derivative and what is the host contract?

The next issue is what is the derivative that is embedded in the Exchangeable Securities. To determine the nature of the embedded derivative, we referred to the guidance in DIG Issue B15:

“ paragraph 12 of FAS 133 does not permit an entity to account separately for more than one derivative feature embedded in a single hybrid instrument. If a hybrid instrument contains more than one

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

embedded derivative feature that would individually warrant separate accounting as a derivative instrument under paragraph 12, those embedded derivative features must be bundled together as a single, compound embedded derivative instrument that would then be bifurcated and accounted for separately from the host contract under Statement 133.

“If a compound embedded derivative instrument is comprised of multiple embedded derivative features that all involve the same risk exposure (for example, the risk of changes in market interest rates, the creditworthiness of the obligor, or foreign currency exchange rates), but those embedded derivative features differ from one another by including or excluding optionality or by including a different optionality exposure, an entity is also not permitted to separate that compound embedded derivative instrument into components that would be accounted for separately.”

Thus, we must consider the following in the aggregate:

•

MDC, as the issuer, has written a call option – ie. MDC has given the holder of the Exchangeable Securities the right, but not the obligation, to exchange the Exchangeable Securities for CDI Units, once an Exchange Event has occurred

•

MDC purchased a put option – ie. MDC has obtained from the holder of the Exchangeable Securities the right, but not the obligation, to redeem the Exchangeable Securities in return for CDI Units, once an Exchange Event has occurred.

•	Both options are contingent upon the same conditions occurring/not occurring. Both have the same strike price.
•

Prior to either the call or put being exercises, MDC has agreed to pay the holders of the Exchangeable Securities the equivalent of the distributions paid on the CDI Units, subject to floor of 3% per annum.

As such, and given DIG Issue B15, we believe that the embedded derivative is a “synthetic total return swap”. That is, the embedded derivative is an agreement whereby MDC agrees to “swap” the distributions on, and increased in value of, the underlying CDI Units; in return for the interest on and return of principal on, the host contract.

Further, DIG Issue B19 – Embedded Derivatives: Identifying the Characteristics of a Debt Host Contract – states that the characteristics of a debt host contract generally should be based on the stated or implied substantive terms of the hybrid instrument.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

Those terms may include a fixed-rate, floating-rate, zero-coupon, discount or premium, or some combination thereof.

In the absence of stated or implied terms, an entity may make its own determination of whether to account for the debt host as a fixed-rate, floating-rate, or zero-coupon bond. That determination requires the application of judgment, which is appropriate because the circumstances surrounding each hybrid instrument containing an embedded derivative may be different. That is, in the absence of stated or implied terms, it is appropriate to consider the features of the hybrid instrument, the issuer, and the market in which the instrument is issued, as well as other factors, in order to determine the characteristics of the debt host contract.

Due to the anticipated short-term duration of the Exchangeable Securities, we believe that it is reasonable to identify the host contract as a short-term debt instrument bearing interest at a floating rate.

How should the “fair value” of the embedded derivative be measured at inception?

The next issue is how to measure the fair value of the embedded derivative at inception. This depends upon whether the embedded derivative is an option-based derivative or a non-option based derivative. Thus, in determining the amount to initially recognize the embedded derivative, we looked to the guidance in DIG Issue B20 – Embedded Derivatives: Must the Terms of a Separated Non-Option Embedded Derivative Produce a Zero Fair Value at Inception?:

“In separating a non-option embedded derivative from the host contract under paragraph 12, the terms of that non-option embedded derivative should be determined in a manner that results in its fair value generally being equal to zero at the inception of the hybrid instrument. Since a loan and a derivative can be bundled in a structured note that could have almost an infinite variety of stated terms, it is inappropriate to necessarily attribute significance to every one of the note’s stated terms in determining the terms of the non-option embedded derivative. If a non-option embedded derivative has stated terms that are off-market at inception, that amount should be quantified and allocated to the host contract since it effectively represents a borrowing. (This Issue does not address the bifurcation of the embedded derivative by a holder who has acquired the hybrid instrument from a third party subsequent to the inception of that hybrid instrument.)

The non-option embedded derivative should contain a notional amount and an underlying consistent with the terms of the hybrid instrument.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

Artificial terms should not be created to introduce leverage, asymmetry, or some other risk exposure not already present in the hybrid instrument. Generally the appropriate terms for the non-option embedded derivative will be readily apparent. Often, simply adjusting the referenced forward price (pursuant to documented legal terms) to be at-the-market for the purpose of separately accounting for the embedded derivative will result in that non-option embedded derivative having a fair value of zero at inception of the hybrid instrument.”

DIG Issue B20 provides guidance to arrive at the fair value of the embedded derivative. B 20 requires that the terms of the derivative be determined in a manner that results in its fair value being zero at the inception of the hybrid instrument even if the terms of the embedded derivative are off market at inception. This is pursuant to DIG B20 whereby any amount by which the embedded derivative is off market is attributed to the debt host contract. Therefore, if a hybrid instrument is acquired by an entity that has adopted the Standard, the embedded derivative would have a fair value of zero at the purchase date and all of the cost of the hybrid would be allocated to the host contract.

B20 applies when the embedded derivative is a non-option derivative. (Criteria met) In addition B20 applies only to hybrid instruments that were newly entered into by the parties to the contract. (Criteria met) The FASB staff’s rationale for its conclusion in B20 is that the cash flows of the hybrid instrument will be the same no matter what the contractual terms of the embedded non-option derivative are. Thus, contractual terms that produce a derivative’s fair value other than zero at the inception of the hybrid are arbitrary. Allowing entities to separate the embedded derivative based on these terms would allow for the artificial allocation of the cost of the hybrid between the derivative and host contract. This would affect the timing of the subsequent recognition of these costs since the derivate is marked-to-market with changes being reflected in earnings currently and the host contract, a debt host in the above example, is carried at cost. Thus, different arbitrary terms for the derivative will create different patterns of earnings over the life of the hybrid contract even though its cash flows will always be the same. B20 requires a consistent approach to the allocation of the hybrid’s costs and thus a consistent earnings pattern.

Notwithstanding the above, the Company had to determine whether the embedded derivative was at market at inception, The Company looked to assess whether it was reasonable to assume that the embedded derivative was at-market at inception. In determining whether the synthetic forward derivative instrument (the “embedded derivative”) is “off-market at inception”, the Company considered whether the issue price of the Exchangeable Securities of $8.75 is “off-market” compared to the current trading price of the Fund units of $9.50. In reaching its conclusion, the Company considered the following:

•	The Company assessed through discussions with the underwriters that the underwriters had priced, marketed and sold the Exchangeable Securities on the basis

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

that the securities were, in substance, “equity” securities – i.e. the contingent forward purchase of the underlying Fund Units.

In order to entice investors to purchase the exchangeable securities, the underwriters advised the Company that the issue price of the exchangeable security would have to be less than the Fund unit trading price given that the earliest that the exchange could occur was in the first quarter of 2004 and, furthermore, that the exchange is contingent on the Fund meeting an EBITDA target as well as a distribution target, and Custom Direct ULC not being in default of its interest obligations under notes that it had issued to the Fund. Therefore, the underwriters determined that the exchangeable securities had to be issued at a discount in the strike price compared to the current market price of the underlying Fund units.

Based on the above factors, the discount of $0.75, representing an 8% discount off of the Fund units, represented the discount required for investors to purchase the CDI exchangeable security. Therefore, the Company concluded that the embedded derivative instrument was at-market at inception. This position is supported through the subsequent movements in the trading value of the Exchangeable Securities and the Fund units through to maturity as illustrated below.

The subsequent trading prices of the Exchangeable Securities and the CDI Fund units support the determination that the cause of this discount, as explained by the underwriters, is the uncertainty that the Exchange Event would be delayed or would never happen. We have reached this conclusion as:

•

once the CDI units started to increase in value above the price at the date of issuance of the debentures, it became clearer that the debentures were purely a play on the CDI units, and not an “interest bearing debt security”, and supports the assertions made by the underwriters that the debentures were sold as a pure play on the CDI units;

•

the fact that the two securities market prices were highly correlated and that the post issuance trading of both securities clearly indicates that market participants were not prepared to pay 100% for the debentures, versus a direct investment in the CDI Units – verifies the presumption that the debentures were consistently trading at a discount to the units;

•

on January 27, 2004, CDI Fund announced their operating results for the period ended December 31, 2003 and also announced that all of the conditions for the conversion of the CDI shares into Fund units had now been met. From the tables below, it can be seen that as a result of the announcement, the discount became nominal;

•	the above noted trading pattern therefore strongly suggests that some amount of discount was necessary to sell the debentures, and the discount of $0.75 at the issue date was reasonable.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

How should the “fair value” of the embedded derivative be measured at December 31, 2003?

In accordance with FAS 133, the embedded derivative should be measured at fair value at the date of each reporting period and a gain or loss should be recorded in the statement of operations for the difference between the fair value at inception and the fair value at the measurement date. In instances when the derivative was determined to be at the market at inception, the cumulative gain or loss will equal the fair value at any given reporting period.

The Company believes that the best measure of the change in the fair value of the embedded derivative at any given date is the difference between $8.75 (the issue price of the Exchangeable Security with the derivative being at-market) and the trading price of the Exchangeable Security on the reporting date. Management made this conclusion as the fluctuations in the trading value of the Exchangeable Securities subsequent to issuance were purely a result of the fair value of the embedded derivative instrument. Thus, if the embedded derivative (option to exchange to CDI income fund units) had to be settled in cash, the amount that would be required to be paid would be the difference in the issue price of the Exchangeable Securities and the then current market price. This conclusion was reached after the following considerations:

•

It was determined that the fair value of the floating rate debt host contract did not change from December 1, 2003 to December 31, 2003 as the only basis on which the fair value would not equal its principal amount is if there had been a change in MDC’s credit rating during that period, and there was no such change.

•

It was determined that no fundamental changes had occurred in the underlying factors that lead to the pricing of the Exchangeable Securities from their issue date – December 1, 2003 to December 31, 2003, other than an increase in the fair market value of the underlying Fund Units and the market’s assessment of the likelihood of the exchange occurring.

Accordingly, it was assessed that all of the increase in the fair market value of the Exchangeable Securities was entirely attributable to the embedded derivative.

The significant increase in value during the month of December is attributable to the increase in the trading price of the CDI Fund units and the market determined discount rate applicable to the time value of money and the risks related to the three contingent events that would trigger a conversion. The chart below shows how the closing prices of the Exchangeable Securities and the CDI Fund Units behaved in the period from December 1, 2003 to December 31, 2003. (note - the Exchangeable did not commence trading until December 8, 2003).

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

(Amounts in Canadian dollars)

Date	Exchangeable Securities A	CDI Fund Units B	Discount A-B
Dec 1	n/a	$9.50
2	n/a	9.25
3	n/a	9.29
4	n/a	9.35
5	n/a	9.40
8	$8.76	9.30	$0.54
9	8.80	9.23	0.43
10	8.90	9.40	0.50
11	8.95	9.40	0.45
12	9.00	9.43	0.43
15	8.95	9.40	0.45
16	9.15	9.45	0.30
17	9.30	9.70	0.40
18	9.40	9.80	0.40
19	9.61	9.93	0.32
22	9.74	10.45	0.71
23	9.90	10.53	0.63
24	10.0	10.65	0.65
26	n/a	n/a	n/a
29	10.15	10.55	0.40
30	10.15	10.40	0.35
31	10.07	10.36	0.29

Therefore it was determined that the synthetic forward derivative instrument had a value of Cdn $5,152,555 or US$3,974,204 as at December 31, 2003 (being $10.07-$8.75 x 3,903,451 units). The Company does not believe that a formal valuation of the derivative at December 31, 2003 was warranted as the fair value of the Exchangeable Security provided a fair value proxy (i.e. what an independent third party was willing to pay for the instrument given all of the publicly available information).

The following shows the relative values of the Exchangeable Security and the CDI Fund Units through to the day of exchange.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

(Amounts in Canadian dollars)

Date	Exchangeable Securities A	CDI Fund Units B	Discount A-B
2-Jan-04	10.05	10.40	0.35
5-Jan-04	10.00	10.30	0.30
6-Jan-04	9.87	10.25	0.38
7-Jan-04	9.75	10.00	0.25
8-Jan-04	9.9	10.10	0.20
9-Jan-04	10.00	10.15	0.15
12-Jan-04	9.98	10.30	0.32
13-Jan-04	10.0	10.30	0.30
14-Jan-04	9.95	10.11	0.16
15-Jan-04	10.10	10.25	0.15
16-Jan-04	9.99	10.11	0.12
19-Jan-04	10.10	10.10	0.00
20-Jan-04	10.30	10.50	0.20
21-Jan-04	10.55	11.00	0.45
22-Jan-04	10.74	10.90	0.16
23-Jan-04	11.00	11.31	0.31
26-Jan-04	10.85	11.10	0.25
27-Jan-04	10.95	11.00	0.05
28-Jan-04	10.90	10.95	0.05
29-Jan-04	11.00	11.00	0.00
30-Jan-04	11.00	11.03	0.03
2-Feb-04	10.90	11.04	0.14
3-Feb-04	10.95	11.00	0.05
4-Feb-04	11.01	11.03	0.02
5-Feb-04	11.00	11.00	0.00
6-Feb-04	11.00	11.10	0.10
9-Feb-04	11.06	11.05	(0.01)
10-Feb-04*	11.25	11.25	0.00
11-Feb-04		11.30
12-Feb-04		11.29
13-Feb-04		11.18

*Trading halted.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures, page 116

3.

We note your response to comment 5. We believe that you became subject to the reporting requirements for a domestic company on the date that you lost your foreign private issuer status, which you have stated was February 25, 2004. In this regard, we believe you were required to file an Item 4 Form 8-K, announcing your change in accountants. Please file a Form 8-K, which includes all of the disclosures required by Item 304 of Regulation S-K and a letter from the former accountant addressing the disclosures.

                As noted in the Company’s prior response, in accordance with Exchange Act Release No. 29,354 (Multijurisdictional Disclosure and Modifications to the Current Registration and Reporting System for Canadian Issuers, Securities Act Release No. 6902, Exchange Act Release No. 29,354), the Company had until December 31, 2004 to comply with the filing requirements for a U.S. domestic issuer pursuant to the Securities Exchange Act of 1934 (the “’34 Act”). Specifically, Section V of the SEC’s MJDS Adopting Release provides as follows:

“Canadian issuers are not expected to monitor on a continuous basis whether or not they continue to be eligible to use a particular system of Exchange Act forms for reporting. An issuer who is eligible to file a Form 40-F at the end of a fiscal year will be presumed to be eligible to use it at the date of filing and to be eligible to use Form 6-K in connection therewith until the end of its next fiscal year.”

Notwithstanding this permitted timeframe of December 31, 2004, the Company commenced filing as a U.S. domestic issuer on May 10, 2004, with the filing of its Form 10-Q, for the period ended March 31, 2004. Prior to that date (i.e., prior to May 10, 2004), the Company was not obligated to make the required ’34 Act filings of a U.S. domestic issuer. Therefore, the Company disclosed the issuance of its May 6, 2004 press release (which announced a proposed change of accountants) by filing a Form 6-K on May 7, 2004, with the Commission.

Importantly, the Company further notes that it provided additional detailed disclosure regarding the change in its accountants in its publicly filed “Notice of Annual and Special Meeting of Shareholders and Management Information Circular” (filed on April 30, 2004 in accordance with the Company’s reporting requirements under the MJDS). Such disclosure included letters from each of KPMG LLP (new auditors) and BDO Dunwoody LLP (former auditors), and is substantially similar to disclosure required by Item 304 of Regulation S-K. Based on this prior disclosure, and based on the SEC’s MJDS Adopting Release cited above, the Company respectfully submits that a new Form 8-K regarding this previously disclosed historical event should not be required.

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Mr. Larry Spirgel

Securities and Exchange Commission

September 13, 2005

*                                                  *                                            *                                               *                                              *                                                   *

We are also enclosing with this submission a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules of Practice with respect to the following information that we are providing as supplements Appendices A and B to this letter.

Please direct any questions concerning the above responses to the undersigned (telephone: (212) 463-3628; fax: (212) 463-3274), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; telephone: (212) 225-2588; fax: (212) 225-3999).

Very truly yours, /s/ Mitchell Gendel Mitchell Gendel General Counsel & Corporate Secretary MDC Partners Inc.

Enclosures

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
Securities and Exchange Commission

Miles S. Nadal, Chairman, President and Chief Executive Officer

Steven Berns, Vice Chairman and Executive Vice President
Members of the Audit Committee,
MDC Partners Inc.
Bruce Toner, KPMG
Ethan Klingsberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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